SECURITIES AND EXCHANGE COMMISSION
              Washington, D.C.  20549

                  Schedule 13G

      Under the Securities Exchange Act of 1934

                  (Amendment No. 1)

                  Host Marriott Corp.
                  (Name of Issuer)

                     Class A Common
          (Title of Class of Securities)

441078 10 2
                  (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

           (Continued on following page(s))

CUSIP No. 441078 10 2
Schedule 13G

1
NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

  Dresdner Bank AG  13-2722082

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)  [  ]                     (b)      [X]

3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION

  Frankfurt, Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH:

5 SOLE VOTING POWER             600
6 SHARED VOTING POWER           0
7 SOLE DISPOSITIVE POWER        600
8 SHARED DISPOSITIVE POWER      0

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

  20,076,300

10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

  10.3%

12
TYPE OF REPORTING PERSON*

  BK, HC

Item 1(a) Name of Issuer:

  Host Marriott Corp.

Item 1(b) Address of Issuer's Principal Executive Offices:

  10400 Fernwood Drive
  Bethesda, MD  20817

Item 2(a) Name of Person Filing:

  Dresdner Bank AG

Item 2(b) Address of Principal Business Office or, if none,
Residence:

  Jurgen-Ponto-Platz 1
  60301 Frankfurt, Germany

Item 2(c) Citizenship:

  German Bank

Item 2(d) Title of Class of Securities:

  Class A Common

Item 2(e) CUSIP Number:

  441078 10 2

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

  (g) [X] Parent Holding Company in accordance with Section 240.13d-1(b)(ii)(G) under the Securities Exchange Act of 1934. *See Exhibit A.

Item 4.  Ownership.

  See responses to Items 5, 6, 7, 8, 9, and 11 of Cover Page.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of
Another Person.

  Not Applicable.

Item 7.  Identification and Classification of
the Subsidiary Which Acquired the Security Being
Reported on By the Parent Holding Company.

  See Exhibit A.

Item 8.  Identification and Classification of Members of the
Group.

  Not Applicable.

Item 9. Notice of Dissolution of Group.

  Not Applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



By /s/ Alfred Schulze              September 12, 1996
  Alfred Schulze
   Senior Vice President

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dresdner Bank AG

By /s Alfred Schulze               September 12, 1996
  Alfred Schulze

EXHIBIT A

Dresdner Bank AG ("Dresdner") is an international
Banking organization headquartered in Frankfurt,
Germany. RCM Capital Management, L.L.C. ("RCM") is a wholly owned subsidiary of Dresdner. RCM is the successor to the business and operations of RCM Capital Management, a California Limited Partnership, which is an investment adviser registered under Section 203 of the Investment
Advisers Act of 1940.

Dresdner has filed this Schedule 13G pursuant to Rule
13d-1(b)(ii)(G) under the Securities Exchange Act of
1934. Dresdner has beneficial ownership of the securities reported on this Schedule 13G only to the extent that Dresdner may be deemed to have beneficial ownership of securities deemed to be beneficially owned by RCM.

Dresdner is responsible for the timely filing of Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning Dresdner contained therein.


DRESDNER BANK AG


By /s/ Alfred Schulze                   September 12, 1996
  Alfred Schulze